Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.
(Commission File No.: 001-33335)

The following are excerpts from the transcript of the Deutsche Bank 2014 Media, Internet & Telecom Conference held on March 10, 2014:

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Douglas Mitchelson

So our goal this morning, we're going to do a deep dive into the Time Warner Cable integration execution, the 2014 operating priorities, what the future might look like for Comcast Cable, and I'm just going to apologize upfront, I'm not clear on time if we're going to have any time for questions from the audience. I apologize in advance for that if we don't, but we will do our best.

So usually we start with operating priorities, but you made this little acquisition announcement and I think the people in the room would rather have us start with that. Time Warner Cable was looking at moving to a new brand name.

Neil Smit

Yes, we were getting a little bored back at home, so we decided to partner up with them.

Douglas Mitchelson

So, you spent a fair amount of time recently with Time Warner Cable management. Just broad strokes, what are the operations and the strategies?

Are the two companies similar? Where are they different?

Neil Smit

I think the good news is that the three-year plan that Rob Marcus laid out at Time Warner Cable is very consistent with the way we would approach the market. We'd start with an network. We are allowed all digital, DOCSIS 3.0, get them on our IMS VoIP voice platform, our CDN, so we would lay the foundation for the products.

Then we come in and launch products like TV Everywhere, X1, so advanced products, higher speeds off of DOCSIS 3.0 and then finally we'd go ahead and launch the brand, XFINITY brand. The good news is we're been doing this for the last three or four years. It has been our mission for the last three or four years is building out the network, ensuring the reliability of the product and launching the product on top of that, so I think we are very similar in that regard.

Where we may differ slightly is we tend to focus more on Triple Play bundling. So we have about 800 basis points more of Triple Play customers than Time Warner Cable does and on the business services side they have been more focused on mid-market than we have. We started out more focused on small and medium businesses.

But I think generally speaking we are very well aligned. We are interested in getting great products to customers and a great customer service experience.

Douglas Mitchelson

So you've signed up for $1.5 billion in synergies and put more pressure on you. I think there are a lot of people in this room who are wondering if that amount could even be conservative. Can you walk us through those synergies, and as you know I thought about them in three buckets, the ones that are easily achieved, the ones that will take a little bit more effort and the ones that you didn't include in the $1.5 billion because it's just too early to have enough visibility to be confident in the number.

Neil Smit

Right. From a synergy perspective I would break them down into a few categories. One is where there is duplication of effort in overhead areas.

These are areas where we are both doing the same thing or we may have agencies or suppliers who are doing the same thing and we would seek to consolidate there. Those are relatively easy to get.

The second category are operating synergies where there -- we would migrate onto the same networks, the same backbone, the same CDN, the same IMS, and we would look at how we are doing supply chain and warehousing and marketing and marketing agencies. So basic operating synergies.

Programming, which is the minority of the synergies, is another area where we would see opportunity. And then finally CapEx, and CapEx we get fairly readily just leveraging more scale from the suppliers.

So I think that we have been very conservative in our estimates. And we did not include any revenue upside potential, which I believe the revenue potential, the upside synergies there are greater than the cost savings.

Douglas Mitchelson

And I think we are going to dig into those in a little bit. I think one of the things that I think about when I think about the last few major deals in cable is it is not easy to integrate cable systems these days. The business has become so much more complicated than it used to be, so many more products, multiple tiers of service, multiyear commitments with customers, they are locked up on different promotions and strategies.

So early days, two thoughts, first, what gives you the confidence you can overcome the distraction of such a large integration exercise, you still have the old Comcast to run? And second how should we think about your approach to Time Warner Cable, the day after close? Is it going to be a shock-and-awe strategy, you go in there quick and fast, is it steady, how do you think about how quickly can you make Time Warner Cable look like Comcast?

Neil Smit

I think in the first place we have done these large scale integrations before. We've done AT&T Broadband, we've done Adelphia, a lot of the people in the business have been through this drill before.

Our primary focus is to keep the existing business running well and I think that is the same case for Time Warner Cable. We have a small integration team that we've put together. We have met with Time Warner Cable already and we've paired up the right people together so they can begin diving into the information.

So I think we can run the business very effectively without any distraction. In terms of how we go about the executing, I think some markets will be -- we will go in much more aggressively. We've got to get the platform in place, the underlying platform, so we have to make sure the services can be launched on them, but we intend to go in at a fairly quick rate.

We will go all digital quickly. Time Warner Cable is already in that process and once we go all-digital we can free up bandwidth, launch more HD, lunch more VOD over our CDN, we can increase the speeds over DOCSIS 3.0, rollout Wireless Gateway. So a lot of things that we have been doing for the past three or four years, so that's the way we would approach the markets.

Douglas Mitchelson

I think one of the most -- if I could just follow up on that, is there sort of a good length of time that investors should think about in terms of from a standing start, take over Time Warner Cable tomorrow, is it one year, three years, five years before we should think, okay, this is fully integrated?

Neil Smit

What we said is in the synergies is that it would be $1.5 billion over three years with 50% coming in the first year and the other 25% coming year two and 25% year three. Those are in the cost-saving synergies.

I would think from my perspective I would like to see a lot of the initiatives rolling within the first year. So we'll go about it fairly quickly.

Douglas Mitchelson

So you've talked about the most important aspect of the deal, you expand the footprint, you get greater critical mass, you can go after new revenue synergies, almost supercharge some of the new revenue streams that the cable industry has been working on and Comcast has been working on. You gave some details for revenue synergies at the conference poll and it's probably worth for this audience going back through those, but also is there anything beyond that that you could offer as potential future revenue synergies on the deal? Any commentary as well that you are willing to size each of these opportunities would be nice, share.

Neil Smit

As I said, I think the revenue synergies are greater than the cost synergies. On the revenue synergies side the first would be in the residential area where we would seek to bundle more and that is call center training, that's teaching people to sell another RTU on a call, on a service call, fix a billing problem, upsell to a third product, so just bundling better. You get higher ARPU, higher retention, lower churn rates.

The second would be in the business services area. We are in SMB, midsize and we haven't yet moved into the enterprise space, but having a near national footprint would open up that enterprise space and we think that's about a $15 billion opportunity and we have great products we can bring to market there especially on the connectivity side.

The third area would be advertising where we have, again, a near national advertising platform. And we could bring to scale some of the products that we can target better with, DOD dynamic ad insertion, for example, where we are deployed nationally. We just bought a company called FreeWheel who does digital advertising on the video side.

So if you assume that linear advertising is going to digital and digital is going to video, that's where Freewheel plays. And it is the biggest ad servers of the digital video ads and so we think that's a great trend and we can apply that to the advertising side as well. So those would be three great opportunities that we feel we can execute on on the revenue side.

Douglas Mitchelson

Is there any big picture sort of longer term that we should be thinking about? I know whether it's an s-bot service like you have Streampix, you gained electronic sell through, you've got extra cloud-based services, IntelligentHome, you've got a wireless MVNO, exclusive programming.

Not to throw too many out there, but is this more let's execute on the first phase and see what happens? Or are you also looking further out to the future and saying with this platform we can do some really special new things?

Neil Smit

No, I think the X1 platform brings with it just a ton of capabilities. And it is a platform.

So you mentioned EST. We launched EST in November and it is growing at a great pace. We just signed Sony this morning where we will get movies like Captain Phillips and back episodes of shows like House of Cards and Orange is the New Black.

So that is growing. We would seek to extend that.

We are testing other services like games on the X1 platform. We have a Wi-Fi network. We put out 8 million advanced gateways last year, which have dual SSIDs, so both the private and the public networks.

We have hotspots there. We're building up the Wi-Fi network. We have MVNO relationships that we could leverage.

So I think all of the above are opportunities we will seek to leverage as we go forward. But the first thing is get the network in place, go all-digital, launch X1 and then build off that platform.

Douglas Mitchelson

And we don't have that many acronyms in media and pay-TV but I should have said EST is electronic sell through. So I think everyone wants to hear about the regulatory process. I know you guys have made some commentary and I know it is a tough thing but can you just refresh us sort of what's the next key events, timing, how much resistance do you expect from regulators, to the extent that you can gauge that today, because now you had the post deal announcement reactions from DC.

Neil Smit

So we have the FCC, DOJ, the state regulatory officials franchise, PUC and then the shareholder votes for both companies. So that's the breadth of votes or agencies we have to go through.

We are very optimistic. We are not eliminating a competitor from any market. If they were three providers before there will be three providers afterwards.

We don't overlap or compete with Time Warner in any market. We think we're bringing great value, new value to business services through our product offerings and opening up new competition in areas like enterprise space.

To the residential side we're bringing great new products like X1, so we feel the case is very strong. We think that the deal, we are optimistic things can finish by the end of the year and we look forward to working with the regulatory officials on the process.

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Midsize businesses we are about 5% penetrated their, 5% market share, it's about another $10 billion to $15 billion opportunity. We've got great products there like Metro E and Hosted Voice and others, TBX.

So that business is growing very well. It is growing at a faster pace than small, medium business but is about 20% of our overall revenue.

It is accretive to the business. And then finally, the enterprise space, which as a mentioned could open up with the Time Warner merger.

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Douglas Mitchelson

And then on the enterprise side you talked about if you get together with Time Warner Cable you can go after that more effectively. And you said I think $15 billion market size, so how much of that is truly addressable from a combined Comcast Time Warner Cable, what is the opportunity?

Neil Smit

We will be working on that with them but I think there is a large chunk of it is just the connectivity and the voice on the lower levels and it tiers up. They provide up to cloud IT solutions and a number of the customers there are sophisticated enough that they will buy pieces of it versus the whole stack and they've got primary and secondary providers on the connectivity side as well. So we could enter into that market in different ways and we think it's an opportunity there for us to go capture.

Douglas Mitchelson

One of the things we think about is enterprise really is being served by a lot of national providers and while you will be more national you will not be fully national. Do you have a sense where you lay your geography combined versus particular businesses that sort of give you a sense of the opportunity for enterprise?

Neil Smit

Well, we will be in 19 of the 20 top DMAs and 23 of the top 25, so we will be in the important markets, I think. The other thing is we work together with other cable companies where we act as an aggregator and if there is a customer who has locations within another MSOs territory we can pull them into the partnership. So that happens today on the medium-sized business space, so I think that would also apply in the enterprise space.

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I think that we talked about a lot of synergies with Time Warner Cable and I feel very good about those synergies both on the cost side and the upside, the revenue upside. But we are focused on driving great product, driving great innovation and improving our customer service. So I think with all of that together if we can drive great product and bring churn down and service our customers so they want to stay and continue to innovate and bring new products to the market, I think the margin will take care of itself.

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), Comcast and Time Warner Cable will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Comcast registration statement on Form S-4 that will include a joint proxy statement of Comcast and Time Warner Cable that also constitutes a prospectus of Comcast, and a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast will be available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.